Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

June 23, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed May 30, 2006

File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated June 16, 2006.

General

1.	Please tell us the date that the final subscription agreements were executed in connection with the offering in January and February 2006. In addition, please confirm that no offers or sales were made in connection with the January and February 2006 offering after this registration statement was filed on February 24, 2006.

We have noted your comment and revised the disclosure to include the following:

February 22, 2006, was the final closing date and all subscription agreements had been executed in connection with the January and February 2006 offering; furthermore, no offers or sales have been made in connection with the January and February 2006 offering after this registration statement was filed on February 24, 2006.

2.

We note your response to comment no. 2 and the revised disclosure on page 2 that the lender did provide you with the ability to renew the loan for an additional year in lieu of foreclosure provided you pay renewal fees of $1,450,000. Please expand your disclosure throughout the prospectus, including the Summary and Management’s Discussion and Analysis, to clarify even if you raise the minimum amount of the offering, you would not have sufficient funds to pay the renewal fees and Samir Financial will take control of the company and all its assets through foreclosure.

We have noted your comment and revised the disclosure to include the following:

However, if only the minimum amount of this offering is raised we would not have sufficient funds to pay the renewal fees and Samir Financial LLC will take control of the company and all of its assets through foreclosure

3.	We note your response to comment no. 3 and the revised disclosure that Samir Financial LLC’s designees Sara Mirza Trust and Albert Grasso, as principal investors of the funds lent out by Samir Financial LLC, who vote arid control these shares on behalf of the lender which represents 35% of the issued and. outstanding shares on December 31, 2005. We further note your disclosure that the lender has only agreed to take equity if the loan is paid off by December 14, 2006. As it appears unclear whether the loan will be paid off by December 2006, please tell us why the Samar Financial designees vote and control over these shares now when it is not clear if you will pay off the loan in December 2006 and clarify, here and elsewhere, whether the pay-off amount has been reduced to 53,200,000 as a result of the equity held by Samir Financial LLC’s designees.

We have noted your comment and revised the disclosure to include the following:

All closing costs, interest, and this stock payment were prepaid at closing. It is this reason that Samir Financial LLC, who is fully aware of all risks involved with this transaction, through his designees votes and controls these shares now even though it is not clear if we will pay off the loan by December 14, 2006.

Risk Factors, page, 3

Our officers, participants currently own 67%..., page 9

4.	We note your response to comment no. 11. Please clarify in the text that the 34% of your outstanding stock that the key participants will hold after the offering assumes that the maximum amount of the offering is sold.

We have noted your comment and revised the disclosure to include the assumption of this is after selling the maximum number of units in this offering.

Dilution, page 12

5.	Please update this disclosure based on the most recent financial statements included in the registration statement.

We have noted your comment and revised the disclosure.

6.	We note your response to comment no. 14 that you have revised the disclosure to discuss the price considerations of the issuance of shares to your directors. We cannot locate the revised disclosure. Please advise or revise. In addition, as the shares issued to directors appear to have been issued at a lower price, they should be included as a separate row in the chart illustrating your pro forma proportionate ownership and the relative amounts paid.

We have noted your comment and revised the disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 17

7.	We note your response to comment no. 15 and the revised disclosure in the footnote that the number of common shares shown for each shareholder is after converting their preferred stock to common. Please expand your disclosure to state the number and type of preferred stock held for each individual. We refer to Instruction 1 to Item 403 of Regulation S-B.

We have noted your comment and revised the disclosure as follows:

Prior to the conversion of preferred shares to common shares the number of preferred shares and class held by these shareholders named in this table were as follows:

•	Coactive Systems, Inc – 760,050 Class A Preferred

•	Terrance Kelley – 403,350 Class A Preferred

•	Donna L. Killean – 356,700 Class A Preferred

•	Holly Stanley – 1,500,000 Class A Preferred and 30,000 Class B Preferred

•	Sara Mirza Trust the designee of Samir Financial LLC – 1,200,000 Class A Preferred

•	Albert Grasso the designee of Samir Financial LLC – 600,000 Class A Preferred

•	J. Matt Lile, III, RHU, President – 200,000 Class A Preferred and 200,000 Class B Preferred

•	Malcolm L. Pollard, JD, CPA, Director – 3,350 Class A Preferred and 100,000 Class B Preferred

•	J. Michael Pickens, JD, Director – 100,000 Class B Preferred

•	Ann Perniciaro, Director – 3,350 Class A Preferred and 50,000 Class B Preferred

•	Allen A. Hayes, MD, PhD, Director – 3,350 Class A Preferred and 50,000 Class B Preferred

8.	We note your response and the revised disclosure that Sara Mirza Trust and Albert Grasso act as principal investors of the funds lent out by Samir Financial LLC, who vote and control these shares on behalf of the lender. We continue to believe that you should revise your disclosure to state, if true, that Samir Financial votes and control these shares.

We have noted your comment and revised the disclosure as follows:

Sara Mizra Trust and Albert Grasso are principal investors in Samir Financial LLC (lender) and were the designees of the shares on behalf of the lender. Samir Financial LLC’s designees were “Sara Mirza Trust and Albert Grasso, who are principal investors of the funds lent out by Samir Financial LLC, whom votes and controls these shares through these appointed designees. These designees on behalf of the lender accepted a total 1,800,000 Class A Preferred shares, that converts to 9,000,000 common shares at a predetermined price of $800,000 or $0.44 per share that would be applied to our loan balance to reduce our indebtedness, if the loan is paid off by December 14, 2006. All closing costs, interest, and this stock payment were prepaid at closing. It is this reason that Samir Financial LLC, who is fully aware of all risks involved with this transaction, through his designees votes and controls these shares now even though it is not clear if we will pay off the loan by December 14, 2006.

Financial Statements and Notes

General

9.	Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

We have noted your comment and will revise the disclosure as required.

10.	Please include a note to the interim financial statements to state that in the opinion of management the data reflects all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should be made. See Instruction 2 to Item 310(b) of Regulation S-B.

We have noted your comment and revised the disclosure.

Report of Independent Registered Public Accountants

11.	We noted that the auditors’ report referred to an inception date (i.e., July 26, 2005) that is inconsistent with the financial statements’ (i.e., July 20, 2005). Please revise as appropriate to clarify this apparent conflict.

We have noted your comment and revised the disclosure.

Consolidated Statements of Income, page F-14

12.	We have read your response to comment 24. We note the disclosure in note 6 and elsewhere in the filing that your convertible preferred stock is convertible at the holder’s discretion. As a result, conversion is not in your control and your convertible preferred stock does not meet the definition of a contingently issuable share as defined in paragraph 10 of SFAS 128. Please revise your EPS calculation to exclude your convertible preferred stock, and revise note 6 as previously requested in our prior comment 24.

We have noted your comment and revised the disclosure to reflect that the shares are convertible by either the Holder or the Company.

Consolidated Statements of Stockholders’ Equity, page F-16

13.	We have read your response to comment 25. We note the disclosure in note 6 and elsewhere in the filing that your convertible preferred stock is convertible at the holder’s discretion. Because conversion is not in your control, you cannot conclude that conversion is mandatory and a conversion option does exist. Also, you indicate that your conversion price is based on the proceeds received for the convertible instrument. Please, calculate your effective conversion price in accordance to the guidance outlined in paragraphs 5 – 7 of EITF 00-27. In addition, attach your preferred stock agreements as an exhibit to your registration statement and provide your detailed analysis of EITF 98-5 and 00-27 in determining whether your preferred stock contains a beneficial conversion feature. In your response, please reference major terms of the preferred stock agreement and how these terms impacted your analysis.

We have noted your comment and revised the disclosure to reflect that the shares are convertible by either the Holder or the Company.

14.	We have read your responses to comments 26, 27, and 29 and your revision of MD&A in response to these comments. You indicated that you utilized a capital earnings approach method of determining fair value. The capital earnings approach was based on a desired specific return on the investor’s contribution of cash or services. The capital earnings approach relates to investment value, which is the value to a particular investor based on individual investment requirements and expectations. Investment value is not an appropriate basis for determining fair value, as it encompasses benefits expected by a particular buyer of the asset that are different from those available to market participants in general and is inconsistent with fair value as defined by GAAP. Please revise your valuations of fair value to utilize a more appropriate methodology,

We have noted your comment and revised the disclosure to indicate that the company used the arms length transaction method to value the services exchanged for shares

Note 4 –Notes Payable, page F-18

15.	Your support for your accounting of the note payable is not persuasive to us. Please revise the financial statements to account for and report the note payable and related costs in accordance with paragraphs 6 and 16 of APB 21, based on the net proceeds that you received and the total amount payable to the lender. Also, the costs related to the note payable should be amortized by the effective interest method.

Paragraph 6 of APB 21 addressed discounted notes. This is not the transaction entered into by the Company. The loan fees and prepaid interest were paid by the Company at closing from the initial draw of loan proceeds. The proceeds received were not discounted by the lender. APB 21 allows these items to be amortized over the life of the loan. This is the accounting treatment used by the Company. The prepaid items are being amortized using the effective interest rate method which in this case approximates straight line.

Part II. Information Not Required in Prospectus

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

16.	Please include auditors’ consent to the use of their report, rather than consent to the inclusion of the financial statements, in the registration statement.

We have noted your response and have revised the Exhibit

Exhibit 99.1

17.	We note your response to comment no. 32 and have reviewed the revised subscription agreement filed as Exhibit 99.1, and we re-issue the comment. The agreement continues to include numerous references to a private offering, including but not limited to, the following:

•	The initial paragraph that states that the offering is being conducted pursuant to an exemption from registration and is limited to “accredited investors;”

•	The NASAA and state legends that are applicable to private offerings;

•	Section 2.1 that states that all purchasers are accredited investors;

•	Section 3.3 that states that the securities issued will contain a restrictive legend;

•	Section 4.1(e) that refers to a Private Placement; and,

•	The “Purchaser Questionnaire” which was included as part of your private offering in order to assess whether purchasers were accredited investors.

We have noted your comment and revised the subscription agreement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III President